VIA EDGAR
---------

May 13, 2008


Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Rogers Corporation
                  Annual Report on Form 10-K for the FYE December 30, 2007 Filed on February 27, 2008
                  File No. 1-4347


Dear Ms. Long:

     On behalf of Rogers Corporation (the "Company"), set forth below are the responses of the Company to the letter dated April 29, 2008 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filing referenced above.

     The Company's responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 13, 2008
Page 2




Legal Proceedings, page 14
--------------------------

Comment 1:

Please tell us, with a view toward future disclosure, how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

Response 1:

As we discuss in our existing asbestos-related disclosure, only a small number of claims contain specified damages. This is because in many jurisdictions in which the claims are brought, plaintiffs are prohibited from claiming specific amounts in this type of personal injury tort action, other than a minimum amount which is required in order for the case to be litigated in a jury trial, which the plaintiffs believe will be most favorable to them. For example, many claims are for "an amount in excess of $50,000" or "an amount in excess of $75,000", as these are the minimums required under court rules in order for the case to be heard by a jury. This is in contrast to commercial litigation, in which actual damage claims are generally permitted. The prohibition on specifying damage amounts often applies not only to the suit when filed but in the course of the litigation itself - the plaintiff is never actually permitted to specify to the jury the amount of damages it is claiming.

In those jurisdictions in which plaintiffs are permitted to claim specific damages, many plaintiffs nonetheless still choose not to do so. Furthermore, in those situations in which plaintiffs do claim specific damages, the damages claimed generally bear no relation to the injuries allegedly suffered. The amounts cited are more of a litigation strategy than an actual recitation of the alleged damages. Particular plaintiff law firms will always claim, for example, $5,000,000 in damages, regardless of the particular case, jurisdiction, or defendant. Trial lawyers representing the defendants in these matters generally consider these amounts meaningless.

In addition, in those few cases in which damages are permitted to be and are actually alleged, Rogers is virtually always one of several if not many defendants named. In these cases, the claimed damages are not allocated against specific defendants, but rather the broad claim is made against all of the defendants as a group. Therefore, even in those cases where specific damages are alleged, it is not possible to quantify the amount of damages that we are being claimed against us and therefore our potential liability.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 13, 2008
Page 3




Finally, for those suits that have claimed specific damages and that we have settled, the amounts that have been paid in settlement bear no relation to the amounts claimed.

For these reasons, we believe that data as to the number of claimants that do not assert any specific amount of damages and the ranges of damages by all other claimants is not relevant and could cause confusion to investors. We will, however, continue to monitor developments and will disclose in future filings such data as we believe may be relevant and not likely to cause confusion to investors.




Def 14A Material
----------------

Compensation Discussion and Analysis, page 13
---------------------------------------------

Comment 2:

Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your CD&A to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response 2:

There are no material differences in compensation policies for individual named executive officers. The amount of total actual compensation paid to our principal executive officer, Robert Wachob, primarily results from the design of our compensation plans, the Compensation and Organization Committee's analysis of the compensation of the principal executive officers of the peer companies listed on page 13 and survey information provided by this committee's compensation consultant, and the individual's performance and contribution. The following information summarizes information currently reported in the CD&A that address the principal executive officer's compensation and in future filings, we will include a narrative discussion explaining the material differences, if any, in the compensation policies and decisions for individual named executive officers. With respect to base salary and equity incentive compensation, Mr. Wachob's target compensation award opportunity was based on the same factors as the other named executive officers, but his compensation opportunity was higher as it reflected a greater degree of policy and decision making authority and a

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 13, 2008
Page 4




higher  level  of  responsibility   with  respect  to  strategic  direction  and
operational results of the Company inherent in his position as President and Chief Executive Officer. Mr. Wachob's target compensation award opportunity was assessed relative to other principal executive officers in the peer group and survey information provided by this committee's compensation consultant. Also as explained on page 18 of the Compensation Discussion & Analysis, non-equity incentive compensation earned by Mr. Wachob in 2006 and reported in our 2007 proxy filing resulted in a substantial increase in Mr. Wachob's pension benefits last year under the terms of the Rogers Pension Restoration Plan as in effect since 2004.


Market Positioning, page 14
---------------------------

Comment 3:

We note your disclosure that the company positions itself around or above the 50th percentile of the comparator company group for each compensation component. In future filings, please disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why.

Response 3:

In future filings we will expand the discussion of how the Committee uses peer group and survey data in establishing compensation for named executive officers. Please note, however, that we would not be able to provide information about whether actual compensation fell outside of the targeted range because the relevant peer group data - the actual compensation paid at the other companies in the peer group - would not be available until after all the peer group's proxy statements had been filed.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 13, 2008
Page 5




Equity Incentives, page 16
--------------------------

Comment 4:

We note your disclosure that the factors used in determining the amount of each award is an assessment of the individual's job performance, competitive market practices, last year's award and the individual's potential impact on profits for the entire corporation. In future filings, please describe in greater detail how individual roles are measured in determining equity incentives.

Response 4:

We will, as appropriate, describe in greater detail how individual roles are considered in structuring and impFlementing equity incentives in future compensation discussion and analysis.




In response to the Staff's comments, the Company acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please telephone me at 860-774-9605, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have. In addition, please provide to us a copy of all future correspondence via facsimile at 860-779-5585.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 13, 2008
Page 6




                                        Very truly yours,


                                        /s/ Robert D. Wachob
                                        ----------------------------------------
                                        Robert D. Wachob
                                        President and Chief Executive Officer





cc: Dennis M. Loughran, Vice President Finance and Chief Financial Officer Robert M. Soffer, Vice President and Secretary
         John A. Richie, Vice President, Human Resources
         Paul B. Middleton, Treasurer
         Debra J. Granger, Vice President, Corporate Compliance and Controls Ronald J. Pelletier, Manager, Financial Reporting
         Sean Lynch, Ernst & Young
         Andrew J. Merken, Esq., Burns & Levinson LLP